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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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03001899

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8-32454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nexa Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1278 East Colorado Blvd
(No. and Street)

Pasadena (City) CA (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L Thornton (818) 386-6900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Elizabeth Trackenberg
(Name – *if individual, state, last, first, middle name*)

10680 West Pico Blvd., Suite 260 Los Angeles, CA
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION
SEC Rule 17a-5(e)(2)

I, Steven Lee Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and schedules pertaining to the firm of Nexa Securities, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the broker or dealer, nor any partner, proprietor, principal officer, or director have any proprietary interest in any account classified as solely as that of a customer.

Signature of Proprietor, General Partner, or Authorized Corporate Officer

CFO/Finop
Title

Notary Public Signature

ROBERT C. GOLDENHAR
Comm. # 1213024
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Apr. 10, 2003

This report contains – check all applicable boxes

- [x] Form X-17A-5 (Facing Page)
- [x] Notarized Oath or Affirmation
- [x] Statement of Financial Condition (Balance Sheet)
- [x] Statement of Income (Loss)
- [x] Statement of Cash Flows
- [x] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [x] Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] Computation of Net Capital – SEC Rule 15c3-1
- [ ] A Reconciliation including an appropriate explanation between the audited Net Capital Computation and the balances on the unaudited corresponding FOCUS Part II or II A OR a statement that no material differences existed
- [ ] A report describing any material inadequacies found to exist since the previous audit OR if none existed, a statement so stating
- [ ] Information regarding possession and requirements under SEC Rule 15c3-3
- [x] Computation of SEC Rule 15c3-3 Reserve Requirement
- [ ] A Reconciliation including an appropriate explanation between the audited SEC Rule 15c3-3 Reserve Requirement Computation and the balances on the unaudited corresponding FOCUS Part II or IIA filing OR a statement that no material differences exist
- [ ] Copy of the SIPIC Supplemental Report
- [x] Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

Note: See SEC Rule 17a-5(e)(3) regarding the confidentiality treatment of the information included in this filing

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

NEXA SECURITIES, INC.
1278 E. Colorado St.
Pasadena, CA 91101

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Nexa Securities, Inc.
Pasadena, California

I have audited the accompanying statement of financial condition of Nexa Securities, Inc. (Company) as of December 31, 2002 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Nexa Securities, Inc. as of December 31, 2002 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2003

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

NEXA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash			
Checking		$	21,590
Clearing broker deposit			35,000
Commissions receivable			23,099
Receivable from affiliates			0
Deposits and other assets			35,627
Furniture, fixtures and equipment net of depreciation of $854			7,681
Intangible assets net of amortization of $25,667			87,872
TOTAL ASSETS		$	210,869

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES			
Accrued expenses		$	11,741
TOTAL LIABILITIES			11,741
STOCKHOLDERS' EQUITY			
Common stock ($1 par value, 100,000 shares authorized and issued; 2,500 shares outstanding)	$ 2,500		
Paid-in capital	1,090,195		
Retained earnings	(893,567)		199,128
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$	210,869

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions earned	$ 157,269
Gain (loss) on investments	(316)
Interest income	1,614
Other income	7,520
Donated furniture and equipment	0
TOTAL REVENUES	166,087
DIRECT COSTS	
Commission expense	27,068
Data services and software	11,517
TOTAL DIRECT COSTS	38,585
GROSS PROFITS	127,502
TOTAL OPERATING EXPENSES	459,675
INCOME (LOSS) BEFORE TAX PROVISION	(332,172)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (332,972)

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares		Common Stock		Paid-in Capital		Retained Earnings		Total
Balance, December 31, 2001	2,500	$	2,500	$	735,195	$	(560,595)	$	177,100
Capital contribution					355,000				355,000
Net Income (Loss)							(332,972)		(332,972)
Balance, December 31, 2002	2,500	$	2,500	$	1,090,195	$	(893,567)	$	199,128

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Net income (loss)	$	(332,972)
Depreciation and amortization		23,567
Changes in operating assets and liabilities:		
Clearing broker deposit		(35,000)
Commissions receivable		(15,057)
Deposits and other assets		(29,554)
Employee advances		15,530
Receivable from affiliates		31,688
Accrued expenses		563
Net cash provided in operating activities		(341,235)
Cash Flows from Investing Activities:		
Purchase of equipment		(8,535)
Leasehold improvement		(4,250)
Cash Flows for Investing Activities		(12,785)
Cash Flows from Financing Activities:		
Contribution of capital		355,000
Net increase in cash		980
Cash at beginning of year		20,610
Cash at end of year	$	21,590

SUPPLEMENTAL INFORMATION

Interest paid	$	279
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - NATURE OF BUSINESS

Nexa Securities, Inc. (the Company) was incorporated in the State of Texas under the name Integrated Advisors, Inc. on September 6, 1984. The Company changed its name to Integrated Global Securities, Inc. on January 25, 1985; Capital Gains, Inc. on June 23, 1998; Quartermove Securities, inc. on September 16, 1999; and Nexa Securities, Inc. on October 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation (SIPC).

The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 3 to 7 years.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See pages 10 and 11 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $35,000.

NOTE 5 - INTANGIBLE ASSETS

The Company entered into a software license agreement with it's former sister company, Nexa Technologies, Inc. for proprietary software to assist the Company and its clients with their trading. The licence cost $110,000 and expires in October 2006. The Company amortizes the cost of the license over the life of the agrement, using the straight-line method of accounting.

Amortization expense for the year ended December 31, 2002 was $22,000.

NOTE 6 - TRANSACTIONS WITH AFFILIATED COMPANIES

The Company is currently carrying receivables for inter-company loans made to a sister company prior to the sale of the Company on October 4, 2001 to World Safira Co., Ltd. The loan outstanding at December 31, 2002 is $31,688.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Los Angeles under a long-term agreement expiring December 31, 2006. The annual rental commitments for years ending December 31, are as follows:

2003	$ 48,600
2004	48,600
2005	48,600
2006 & thereafter	16,200
	$ 162,000

NEXA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 8 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2002. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

The Company has a net operating loss carry-forward of $458,000 as of December 31, 2002, which may be applied against future taxable income which expires in the year 2022.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Board of Directors
Nexa Securities, Inc.
Pasadena, California

My report on my audit of the basic financial statements of Nexa Securities, Inc. for December 31, 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2003

10680 WEST PICO BOULEVARD, SUITE 260. LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

NEXA SECURITIES, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING EXPENSES		
Advertising/marketing	$	29,662
Consultants		48,603
Depreciation and amortization		23,567
Legal and professional fees		39,586
Licenses and permits		8,917
Miscellaneous expenses		63,598
Office expense		13,385
Rent		59,329
Salaries and payroll taxes		142,314
Telephone		11,185
Traval and entertainment		19,528
TOTAL OPERATING EXPENSES	$	459,675

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	199,128
Non allowable assets		(131,180)
NET CAPITAL	$	67,947
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	783
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	62,947
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	66,773
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	11,741
Percentage of aggregate indebtedness to net capital		17%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	110,291
VARIANCE -		
Clearing account - partially non allowable		(30,601)
Accrued expenses		(11,741)
Rounding		(2)
NET CAPITAL PER AUDITED REPORT	$	67,947

See Accompanying Notes to Financial Statements

NEXA SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2002

NON-ALLOWABLE ASSETS

Deposits and other assets	$	35,627
Furniture, fixtures and equipment net of depreciation of $854		7,681
Intangible assets net of amortization of $25,667		87,872
Total Non-Allowable Assets	$	131,180

See Accompanying Notes to Financial Statements

PART II

NEXA SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Nexa Securities, Inc.
Pasadena, California

In planning and performing my audit of the financial statements of Nexa Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

Board of Directors
Nexa Securities, Inc.
Pasadena, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2003